SECI

19007318



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-23936

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 AND ENDING 12/31/18

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **THE GMS GROUP, L.L.C.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

5N REGENT STREET, SUITE 513

(No. and Street)

LIVINGSTON   **NJ**   **07039**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY DONOHUE   (973)548-2519

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAZARS USA LLP

(Name – *if individual, state last, first, middle name*)

60 CROSSWAY PARK DRIVE WEST, SUITE 301   **WOODBURY**   **NY**   **11797**

(Address)   (City)   (State)   (Zip Code)

SEC Mail Processing

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

MAR 0 7 2019

Washington, DC

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy Donohue _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

THE GMS GROUP, L.L.C. _____ , as

of December 31 _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

_____
Signature

Chief Operating Officer
_____
Title

_____
Notary Public

SANDRA I BRAUN
Notary Public, State of New Jersey
No. 2436594
Qualified in Morris County
Commission Expires July 26, 2023

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

 MAZARS

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors
The GMS Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of The GMS Group. LLC, (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2003.

Woodbury, NY
February 26, 2019

MAZARS USA LLP
60 CROSSWAYS PARK DRIVE WEST, SUITE 301 – WOODBURY, NEW YORK – 11797
TEL: 516.488.1200 – FAX: 516.488.1238 – WWW.MAZARSUSA.COM

MAZARS USA LLP IS AN INDEPENDENT MEMBER FIRM OF MAZARS GROUP.



Praxity.
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

The GMS Group, LLC
(A Wholly Owned Subsidiary of GMS Group Holdings Corp.)
Statement of Financial Condition
December 31, 2018

Assets

Cash	$	609,079
Securities owned, at fair value		70,533,054
Interest receivable		405,092
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $492,928		103,831
Employee advances		86,104
Prepaid expenses		582,233
Other assets		324,306
Total assets	$	**72,643,699**

Liabilities and Member's Equity

Liabilities

Payable to clearing broker	$	15,823,108
Securities sold, not yet purchased, at fair value		340,009
Accrued compensation		7,656,850
Accounts payable and other liabilities		1,320,965
Payable to affiliates		1,541,300
Total liabilities		26,682,232

Commitments and contingencies

Member's equity		45,961,467
Total liabilities and member's equity	$	**72,643,699**

The accompanying notes are an integral part of this financial statement.

1. **Nature of Operations**

    The GMS Group, LLC (the "Company") is a wholly owned subsidiary of GMS Group Holdings Corp. ("Holdings"). The liability of the member for the losses, debts and obligations of the Company is generally limited to its capital contributions. The Company is a full service broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, specializing primarily in buying, selling and underwriting municipal securities. The Company is also a state registered investment advisor and an SEC registered municipal advisor.

    The Company clears all of its securities transactions through Pershing LLC, a subsidiary of The Bank of New York Mellon Corporation (the "Clearing Broker"), on a fully-disclosed basis. The Clearing Broker is the primary source of short-term financing for the Company. The payable to the Clearing Broker primarily represents amounts due in connection with the financing of proprietary positions and is collateralized by the securities inventory of the Company. The securities inventory is held and may be pledged by the Clearing Broker. The Company is responsible for payment of certain customer account debit balances, as defined in the clearance agreement.

    The Company transacts business with customers located throughout the United States of America.

2. **Summary of Significant Accounting Policies**

    Use of Estimates
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

    Revenue Recognition
    Proprietary securities transactions and related revenues and expenses are recorded on a trade date basis. Commissions and related expenses are also recorded on a trade date basis. Underwriting, investment banking, interest and financial advisory revenues are recorded when the activity is reasonably expected to be completed, income is reasonably determinable, and collectability is reasonably assured.

    In May 2014, the FASB issued an ASU 2014-09, Revenue from Contracts with Customers (ASC 606) which affects the revenue recognition of entities that enter into either certain contracts to transfer goods or services to customers or certain contracts for the transfer of nonfinancial assets. The update indicates an entity should recognize revenue in an amount that reflects the consideration the entity expects to be entitled to in exchange for the goods or services transferred by the entity. The Company adopted ASC 606 effective January 1,

2018. The adoption of the standard did not have any material impact on the Company's results of operations and financial condition.

Brokerage Commissions - The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Underwriting and Investment Banking - The Company underwrites bond issuances. Revenues are earned from fees arising from bond offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Underwriting costs are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

Financial Advisory Fees - The Company provides advisory services to municipal utility districts. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled.

Interest Income - Included in interest revenues is interest earned by the company in connection with a margin participation agreement between the Company and the Clearing Broker. The Company earns a specified portion of the margin interest charged to its

customers by the Clearing Broker for short term lending on a monthly basis, at which point the Company believes the income is earned.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned, and securities sold, not yet purchased, are recorded on a trade date basis and are carried at fair value, or at amounts that approximate fair value as determined by management. The resulting unrealized gains and losses are included in principal transactions revenue.

Furniture, Equipment, Leasehold improvements, Depreciation, and Amortization

Furniture and equipment are stated at cost less accumulated depreciation. Leasehold improvements are stated at cost less accumulated amortization. Depreciation of furniture and equipment is computed using the straight-line basis over the estimated useful lives of the related assets which range from five to seven years. Amortization of leasehold improvements is computed over the lesser of the estimated useful life of the asset or the remaining lease term. Maintenance and repair costs are expensed as incurred.

Income Taxes

The Company is organized as a limited liability company and has elected to be disregarded as a separate entity for U.S. income tax purposes. Accordingly, no provision for federal income taxes is required in the Company's financial statements for the year ended December 31, 2018. State income taxes are reported for states that do not recognize limited liability status and accordingly, a provision for state income taxes is reflected in the Company's financial statements. The Company is no longer subject to U.S. federal and state income tax examinations for years before 2015.

The Company has adopted the authoritative guidance under ASC No. 740, "Income Taxes" relating to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2018, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future.

Advertising Costs

Advertising costs are charged to expense as incurred.

3. **Securities Owned, and Securities Sold, Not Yet Purchased**

At December 31, 2018, securities owned, and securities sold, not yet purchased consist of trading securities at fair value as follows:

	Owned	Sold, not yet purchased
State and municipal obligations	$ 64,900,284	$ 4,963
U.S. Government obligations	12,220	-
Corporate stocks & equity securities	1,420,260	218,384
Corporate and other debt	4,200,290	116,662
	$ 70,533,054	$ 340,009

4. **Furniture, Equipment and Leasehold Improvements, Net**

Furniture, equipment and leasehold improvements consist of the following:

Furniture	$ 115,452
Equipment	339,637
Leasehold improvements	141,670
	596,759
Accumulated depreciation and amortization	(492,928)
	$ 103,831

5. **Related Party Transactions**

The Company makes non-interest bearing advances to employees. At December 31, 2018, the Company had $86,104 of advances to employees. All of the advances are currently due.

The Company provides loans to certain employees who meet certain sales thresholds. The loans are due one year from date of issuance and are forgiven on the due date if the employee is currently employed by the Company, or if the employee has become disabled or has died. For the year ended December 31, 2018, the balance of these loans amounted to $0.

The Company and Holdings maintain a bonus stock purchase program that allows certain eligible employees to purchase stock in Holdings.

6. **Commitments and Contingencies**

Litigation, Regulatory Matters, and Other
In the ordinary course of business, the Company (a) has been named as defendant or co-defendant in a number of lawsuits, including arbitration proceedings, some of which involve claims for damages in substantial or unspecified amounts and (b) is the subject of certain regulatory inquiries. Although the ultimate outcome of the foregoing lawsuits, arbitrations, and regulatory inquiries cannot be predicted with certainty, in the opinion of management, the outcome of these matters is not expected to have a material adverse effect

on the Company's financial condition. During 2018, litigation settlement payments of approximately $300,000 were made. In addition, the Company has accrued an additional $428,000 for litigation reserve.

Leases

The Company occupies office space and uses equipment under various non-cancelable operating leases, some of which are subject to escalation charges based on increases in real estate taxes and other operating expenses, expiring at various dates through 2030. Future annual minimum rental payments due are as follows:

Year Ending December 31,	Amount
2019	$ 1,045,375
2020	828,382
2021	741,452
2022	525,343
2023	513,570
Thereafter	2,099,480
	$ 5,753,602

7. **Net Capital Requirements**

The Company is subject to the Uniform Net Capital Requirements of Rule 15c3-1 of the SEC (the "Rule"), which require a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the Rule, the broker-dealer is required to maintain defined minimum net capital at the greater of either $250,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2018, the Company had net capital of $36,323,939, as defined, which exceeded its required net capital of $701,131 by $35,622,808. At December 31, 2018, the Company had aggregate indebtedness of $10,516,965. The ratio of aggregate indebtedness to net capital was 0.29 to 1.

8. **Fair Value of Financial Instruments**

The Company accounts for its financial instruments at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels is explained below:

Level 1   Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to level 1 securities. Because valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2   Pricing inputs are other than used in level 1 which include the closing bid price for unlisted marketable securities, which are available in active or inactive markets for identical investments or liabilities, other direct or indirect observable inputs that can be corroborated by market data or the use of models or other valuation methodologies as of the reporting date. Investments which are generally included in this category include state and municipal obligations in an active or inactive market that are valued using observable inputs other than quoted prices.

Level 3   Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include state and municipal obligations which are in an inactive market and valued utilizing risk assumptions based on unobservable inputs.

The following are the major categories of assets and liabilities measured at fair value on a recurring basis and summarized by the fair value hierarchy as described above, as of December 31, 2018.

Description	Classification	Total	Level 1	Level 2	Level 3
State and municipal obligations	Asset	$64,900,284	$ -	$64,900,284	-
U.S. Government obligations	Asset	12,220	-	12,220	-
Corporate stocks and equity securities	Asset	1,420,260	1,419,177	1,083	-
Corporate and other debt	Asset	4,200,290	-	4,200,290	-
Total owned	Asset	$70,533,054	$1,419,177	$69,113,877	-

Description	Classification	Total	Level 1	Level 2	Level 3
State and municipal obligations	Liability	$ (4,963)	$ -	$ (4,963)	$ -
U.S. Government obligations	Liability	-	-	-	-
Corporate stocks and equity securities	Liability	(218,384)	(218,384)	-	-
Corporate and other debt	Liability	(116,662)	-	(116,662)	-
Total sold, not yet purchased	Liability	$(340,009)	$(218,384)	$(121,625)	$ -

It is the policy of the Company to recognize transfers between levels at year end. There were no transfers between levels 1 and 2 during the year ended December 31, 2018.

Fair values for assets and liabilities in level 2 are calculated using quoted market prices for securities in markets that are not active. Fair values for assets and liabilities in level 3 are calculated using assumptions about the value of the underlying assets and projected income streams. There were no changes in the valuation techniques during the current year.

9. **Defined Contribution Plan**

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all of the Company's employees and provides for participants to defer salary up to maximum statutory limitations. The Company matches certain employee contributions up to 50% of the first 10% of the employee's salary deferral contributed to the plan. The total Company match amounted to $70,694 for 2018.

10. **Off-Balance-Sheet Risk and Concentration of Credit Risk**

The Company clears all transactions with and for customers on a fully disclosed basis with the Clearing Broker and promptly transmits all customers' funds and securities to the Clearing Broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer, contra-party, and/or Clearing Broker is unable to fulfill its obligations.

In the normal course of business, the Company enters into transactions in various financial instruments with off-balance-sheet risk. These financial instruments include securities sold, not yet purchased, which represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating an obligation to purchase the financial instruments in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation may exceed the amount recognized in the accompanying statement of financial condition.

The uncertain financial market could adversely affect the Company's business. The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

In the normal course of business, the Company may have cash at banks in excess of federally insured limits and is exposed to the credit risk resulting from this concentration of cash. At December 31, 2018, the amount in excess of federally insured limits approximates $450,000.

The Company has an inventory concentration of 47% in municipal bonds of various issuers within the Commonwealth of Puerto Rico, of which a total of 3% is the Commonwealth's general obligation bonds, 35% is Sales Tax dedicated revenue bonds, 7% is Puerto Rico Electric Power Authority (PREPA) revenue bonds, and 2% Puerto Rico Infrastructure Financing Authority.

11. Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases, which creates ASC 842, Leases. This guidance requires a lessee to account for leases as finance or operating leases. Both types of leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability on its statement of financial condition. The new guidance became effective for the Company beginning January 1, 2019, and the Company will record a right-of-use asset and an additional lease liability of approximately $3,400,000, with no material impact to member's equity.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value. The objective of this update is to modify the disclosure requirements as it relates to the fair value of assets and liabilities. The amendments in this update are effective for annual periods beginning after December 15, 2019, and interim periods within those fiscal years. We do not believe this update will have a material impact on our financial disclosures.

12. Subsequent Events

In January 2019, the Company made loans to employees who met certain sales thresholds totaling approximately $1,762,000.